Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

INSIDE INFORMATION

ANNOUNCEMENT ON THE UNRECOVERED LOSSES AMOUNTING TO

ONE-THIRD OF THE TOTAL PAID-UP SHARE CAPITAL

This announcement is made by the board of directors (the “Board”) of China Southern Airlines Company Limited (the “Company”) pursuant to Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

According to the audit report issued by KPMG Huazhen LLP (“KPMG Huazhen”), the amount of uncovered losses in the Company’s consolidated statements as at 31 December 2022 has exceeded one-third of the total paid-up share capital, details of which are set out as follows:

I. OVERVIEW

According to the audit report issued by KPMG Huazhen, the amount of uncovered losses in the Company’s consolidated statements as at 31 December 2022 was RMB32.679 billion, while the Company’s paid-up share capital was RMB18.121 billion, and accordingly the amount of uncovered losses has exceeded one-third of the total paid-up share capital. In accordance with the Company Law and the Articles of Association of China Southern Airlines Company Limited, the Company’s uncovered losses amounted to one-third of the total paid-up share capital, which shall be subject to consideration at the general meeting of the Company.

II. MAJOR REASONS FOR THE UNCOVERED LOSSES

In 2022, given the severe and complex business situations in the domestic civil aviation industry, the Company’s passenger capacity (measured by available seat kilometers) and revenue passenger kilometers decreased by 28.1% and 33.0% respectively, as compared with the same period last year, and decreased by 55.3% and 64.2% respectively, as compared with 2019. In the face of such extreme difficulties and severe challenges, the Company has insisted on joint efforts of long-term strategies and short-term strategies to actively cope with negative impacts by making every effort to generate income, reduce costs and revitalize resources. However, as affected by multiple factors, the operating results of the Company in 2022 continued to suffer loss, with a net loss attributable to shareholders of the listed company of RMB32.682 billion and accumulated uncovered losses amounting to RMB32.679 billion.

III. COUNTERMEASURES

Facing the complex and volatile external situations, the Board and management of the Company will closely monitor policy and market changes, respond quickly to changes, overcome difficulties and challenges with dedicated efforts, and strive for better operating results through the following measures.

1.

Improve the flexibility of response in the passenger transport market. Adhere to the maximization of the total marginal contribution by arranging flights as much as possible in case of a marginal profit, and persist in expanding network, enhancing sales and optimizing frequently. Seize the opportunity of market recovery to control the freight rate, vigorously improve operation capabilities in the international market, and improve the quality of passenger transport revenue.

2.

Stabilize the basics of freight forwarding. Keep up with the rapid recovery of passenger flights, and strengthen marketing activities, customer base, product system and industrial chain integration, so as to accelerate the improvement of core competitiveness.

3.

Consolidate the cost-efficient advantage. Establish a cost management responsibility system, promote cost management benchmarking projects, and strengthen the management and control of strategic costs, major costs and special costs. Continue to advance projects that benefit from creative ideas and stimulate the value creation vitality of all employees.

Shareholders and potential investors of the Company are advised to exercise caution when dealing in the shares of the Company.

By order of the Board China Southern Airlines Company Limited Chen Wei Hua and Liu Wei Joint Company Secretaries

Guangzhou, the People’s Republic of China

28 March 2023

As at the date of this announcement, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive Directors.

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